SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

TC Energy Corporation
(Commission File No. 1-31690)

TransCanada PipeLines Limited
(Commission File No. 1-8887)

(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 13.1 and 13.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrants: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736, 333-184074 and 333-227114), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929, 333-208585, 333-214971, 333-218711, 333-221898, 333-225941, 333-228848 and 333-232968).

Exhibits 31.1, 31.2, 32.1, 32.2 and 99.1 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrants under the Securities Act of 1933, as amended.

Explanatory Note

TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TC Energy Corporation (formerly TransCanada Corporation) (“TC Energy”). TransCanada PipeLines is relying on the continuous disclosure documents filed by TC Energy pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 6-K is that provided by TC Energy.

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of TC Energy Corporation as at and for the period ended September 30, 2019.

13.2
Consolidated comparative interim unaudited financial statements of TC Energy Corporation for the period ended September 30, 2019 (included in TC Energy Corporation's Third Quarter 2019 Quarterly Report to Shareholders).

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	A copy of the registrant's news release of November 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2019	TC ENERGY CORPORATION TRANSCANADA PIPELINES LIMITED

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and
Chief Financial Officer

	By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller